EXHIBIT 99.7

CERTIFICATION
Pursuant to 18 United States Code § 1350
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. Section 1350), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned officers hereby certify that the Annual Report on Form 40-F for the eleven months ended December 31, 2017 of PolyMet Mining Corp. (the “Company”) filed with the Securities and Exchange Commission on the date hereof fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 27, 2018	/s/ Jonathan Cherry
Name: Jonathan Cherry
Title: Chief Executive Officer (Principal Executive Officer)

Date: March 27, 2018	/s/ Patrick Keenan
Name: Patrick Keenan
Title: Chief Financial Officer (Principal Financial Officer)